

New York Stock Exchange
11 Wall Street
New York, NY  10005

June 10, 2019


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

### **Amendment to the Certification filed on June 7, 2019**


To whom it may concern:

Please note that this certification amends the certification previously filed under SEC accession number 0000876661-19-000552 filed on June 7, 2019.

The New York Stock Exchange certifies its approval for listing and registration of the Ordinary Shares, par value $0.01 per share of AMCOR PLC under the Exchange Act of 1934, which will not be deemed effective until June 11, 2019.


Sincerely,

*[signature]*